FIVE YEAR TAXABLE INCOME PROJECTIONS AS OF MARCH 26, 2012 (INCLUDING ACQUISITIONS)

New Acquisitions	one acquisition every December 31 costing			$ 2,250,000
New Financing	debt at	3.5	x forward EBITDA; then
	equity at	8.0	x forward EBITDA

			PROJECTED
	2012	2013	2014	2015	2016

Total Revenues	$ 5,605,740	$ 6,789,072	$ 7,299,521	$ 7,665,656	$ 7,857,244
Cost of Gas	3,234,172	3,707,860	3,707,860	3,707,860	3,717,993
Total Operating Expenses	417,818	358,825	382,234	435,130	454,852
Total Operating Margin	$ 1,953,749	$ 2,722,388	$ 3,209,428	$ 3,522,666	$ 3,684,399

Operating Margin
Waxahachie	$ 618,616	$ 678,398	$ 678,398	$ 678,398	$ 680,453
Tyson	252,432	248,857	256,857	256,857	256,857
Delmar	133,422	154,922	167,662	170,444	173,267
Commerce	139,309	158,659	172,995	174,024	175,068
New Acquisitions Subtotal	-	409,091	818,182	1,227,273	1,636,364
End User Subtotal	1,143,778	1,649,927	2,094,094	2,506,996	2,922,010

Hickory Creek	431,292	468,611	682,574	643,089	525,410
Offshore	356,144	606,498	435,408	375,230	239,628
Madisonville	23,183	(2,000)	(2,000)	(2,000)	(2,000)
Net Profits Interest	(648)	(648)	(648)	(648)	(648)
Gathering Subtotal	809,971	1,072,461	1,115,334	1,015,671	762,389

Total Operating Margin	$ 1,953,749	$ 2,722,388	$ 3,209,428	$ 3,522,666	$ 3,684,399

General & Administrative, net	1,246,192	1,246,192	1,246,192	1,246,192	1,246,192

Adjusted EBITDA	$ 707,557	$ 1,476,196	$ 1,963,236	$ 2,276,474	$ 2,438,207

Other Taxable Deductions (Income):
Depreciation and amortization	900,036	1,062,403	1,211,650	1,360,334	1,505,493
Abandonments	230,000	300,000	-	-	-
Interest expense	161,375	227,318	261,273	257,182	239,591
Other income (expense), net	-	-	-	-	-
Interest income	(2,406)	(2,000)	(6,000)	(10,000)	(12,000)
State income taxes	-	2,290	4,029	4,918	5,287
	1,289,005	1,590,011	1,470,952	1,612,434	1,738,371

Federal Taxable Income (Loss)	$ (581,448)	$ (113,815)	$ 492,283	$ 664,040	$ 99,836

Cash Federal	$ (203,507)	$ (39,835)	$ 172,299	$ 232,414	$ 244,942
NOL Build (Usage)	203,507	39,835	(172,299)	(232,414)	(244,942)
Current Federal	-	-	-	-	-

Net Tax Income (Loss)	$ (581,448)	$ (113,815)	$ 492,283	$ 664,040	$ 699,836